Exhibit 99.1

FOR IMMEDIATE RELEASE

St. John’s, NL — December 10, 2018

FORTIS INC. RE-ESTABLISHES AT-THE-MARKET EQUITY PROGRAM

Fortis Inc. (“Fortis” or the “Corporation”) (TSX/NYSE:FTS) announced today that it has re-established its at-the-market equity program (the “ATM Program”) that allows the Corporation to issue up to C$500,000,000 (or its U.S. dollar equivalent) of common shares (the “Common Shares”) from treasury to the public from time to time, at the Corporation’s discretion. Any Common Shares sold in the ATM Program will be sold through the Toronto Stock Exchange (the “TSX”), the New York Stock Exchange (the “NYSE”) or any other marketplace on which the Common Shares are listed, quoted or otherwise traded (collectively, the “Marketplaces”) at the prevailing market price at the time of sale. Fortis originally established an at-the-market equity program in March 2018 but did not issue any Common Shares under the original program.

The ATM Program provides Fortis with additional financing flexibility should it be required in the future. The volume and timing of distributions under the ATM Program, if any, will be determined at the Corporation’s sole discretion. The ATM Program will be effective until January 7, 2021 unless terminated prior to such date by the Corporation. Fortis intends to use the net proceeds from the ATM Program, if any, for general corporate purposes. As Common Shares sold in the ATM Program will be distributed at the prevailing market price at the time of the sale, prices may vary among purchasers during the period of the distribution.

Distributions of the Common Shares through the ATM Program will be made pursuant to the terms of an equity distribution agreement dated December 10, 2018 entered into with Scotia Capital Inc., TD Securities Inc., Morgan Stanley Canada Limited and Wells Fargo Securities Canada Ltd., as Canadian agents, and Scotia Capital (USA) Inc., TD Securities (USA) LLC, Morgan Stanley & Co. LLC and Wells Fargo Securities, LLC, as U.S. agents.

The ATM Program is being established pursuant to a prospectus supplement dated December 10, 2018 (the “Prospectus Supplement”) to the Corporation’s Canadian base shelf prospectus (the “Shelf Prospectus”) dated December 6, 2018 and pursuant to a prospectus supplement dated December 10, 2018 (the “U.S. Prospectus Supplement”) to the Corporation’s U.S. base prospectus (the “U.S. Base Prospectus”) included in its U.S. registration statement on Form F-10 (the “Registration Statement”) filed with the Securities and Exchange Commission on December 7, 2018. The Prospectus Supplement and the Shelf Prospectus are available on SEDAR at www.sedar.com and the U.S. Prospectus Supplement, the U.S. Base Prospectus and the Registration Statement are available on EDGAR at www.sec.gov. Alternatively, the agents will send copies of the Prospectus Supplement and the Shelf Prospectus or the U.S. Prospectus Supplement and the U.S. Base Prospectus, as applicable, upon request by contacting in Canada:

Scotia Capital Inc., attn: Equity Capital Markets, Scotia Plaza, 64th Floor, 40 King Street West, Toronto, ON M5H 3Y2, by email at ecm@scotiabank.com or by phone at 416.862.5837

TD Securities Inc., attn: Symcor, NPM, 1625 Tech Avenue, Mississauga, ON L4W 5P5, by email at sdcconfirms@td.com or by phone at 289.360.2009

Morgan Stanley Canada Limited, 181 Bay Street, Suite 3700, Toronto, ON M5J 2T3, by phone at 416.943.8400

Wells Fargo Securities Canada, Ltd., attn.: Equity Capital Markets, 40 King Street West, 32nd Floor, Toronto, ON M5H 3Y2, by email at ecm.canada@wellsfargo.com or by phone at 416.607.2919 or in the U.S.:

Scotia Capital (USA) Inc., attn: Equity Capital Markets, 250 Vesey Street, 24th Floor, New York, NY 10281, by email at us.ecm.syndicate@scotiabank.com or by phone at 212.225.6853

TD Securities (USA) LLC, 31 W 52nd Street, New York, NY 10019, by phone at 212.827.7392

Morgan Stanley & Co. LLC, attn: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014

Wells Fargo Securities, LLC, attn: Equity Syndicate Department, 375 Park Avenue, New York, NY 10152, by email at cmclientsupport@wellsfargo.com or by phone at 800.326.5897

This media release does not constitute an offer to sell or the solicitation of an offer to buy the Common Shares, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Fortis

Fortis is a leader in the North American regulated electric and gas utility industry with 2017 revenue of C$8.3 billion and total assets of approximately C$50 billion as at September 30, 2018. The Corporation’s 8,500 employees serve utility customers in five Canadian provinces, nine U.S. states and three Caribbean countries.

Fortis shares are listed on the TSX and NYSE and trade under the symbol FTS. Additional information can be accessed at www.sedar.com or www.sec.gov.

Fortis includes “forward-looking information” in this media release within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 (collectively referred to as “forward-looking information). Forward-looking information included in this media release reflects expectations of Fortis management regarding future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as “anticipates”, “believes”, “budgets”, “could”, “estimates”, “expects”, “forecasts”, “intends”, “may”, “might”, “plans”, “projects”, “schedule”, “should”, “target”, “will”, “would” and other similar terminology or expressions have been used to identify the forward-looking information, which includes, without limitation, the aggregate value of Common Shares which may be issued pursuant to the ATM Program and the Corporation’s expected use of the net proceeds of the ATM Program, if any.

Forward-looking information is subject to risks, uncertainties and assumptions. Certain material factors or assumptions have been applied in drawing the conclusions contained in the forward-looking information. These factors or assumptions are subject to inherent risks and uncertainties surrounding future expectations generally, including those identified from time to time in the forward-looking information. Fortis cautions readers that a number of factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking information. These factors should be considered carefully and undue reliance should not be placed on the forward-looking information. For additional information with respect to certain of these risks or factors and risk factors relating to the Common Shares, reference should be made to the Corporation’s prospectus supplement filed on December 10, 2018, together with the short form base shelf prospectus to which it relates dated December 6, 2018, and the continuous disclosure materials filed from time to time by Fortis with Canadian securities regulatory authorities and the Securities and Exchange Commission. All forward-looking information included in this media release is given as of the date of this media release and, except as required by law, we undertake no obligation to revise or update any forward-looking information, as a result of new information, future events or otherwise.

For more information please contact

Investor Enquiries: Ms. Stephanie Amaimo Vice President, Investor Relations Fortis Inc. 248.946.3572 investorrelations@fortisinc.com	Media Enquiries: Ms. Karen McCarthy Vice President, Communications & Corporate Affairs Fortis Inc. 709.737.5323 media@fortisinc.com